UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2023

Commission file number: 001-41491

NAYAX LTD.
(Translation of registrant’s name into English)

 Arik Einstein Street, Bldg. B, 1st Floor
Herzliya 4659071, Israel
 (Address of principal executive offices)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Nayax Ltd. (the “Company”) hereby reports that Gal Omer has been promoted to the role of Chief Legal Officer. Ms. Omer will lead the legal, regulatory and compliance functions of the Company. This appointment follows the retirement of Michael Galai, who has served as Chief Legal Officer since 2019. Ms. Omer has been the Company’s Chief Compliance Officer since 2021.

Prior to joining the Company, Ms. Omer served as a partner in a prominent Israeli law firm, specialized in privacy protection, high-tech, and intellectual property. Ms. Omer holds a B.A. in International Relations and Philosophy, and a LL.B. in law, both from the Hebrew University in Jerusalem. She also holds a Graduate Diploma in Cyber Security from Harvard University Extension School.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAYAX LTD.

By:	/s/ Gal Omer
Name: Gal Omer
Title: Chief Legal Officer

Date: August 17, 2023